

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2010

Michael Grischenko, President
Greenhouse Solutions Inc.
4 Research Dr., Suite 402
Shelton, Connecticut 06484

> **Re:** **Greenhouse Solutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 2, 2010**
> **File No. 333-167655**

Dear Mr. Grischenko:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Company, page 5

1. We note your response to comment seven in our letter dated July 16, 2010. Please expand your discussion to explain the operational relationship between you and your subsidiary. For example, disclose, if true, that all operations will be made through the subsidiary or, if true, some operations will be at each level of the organization.

Description of Our Business and Properties, page 21

2. We reviewed your revised disclosure in response to comment 20 in our letter dated July 16, 2010. Your disclosure indicates that you are a development stage company that intends to engage in the business of importing and selling urban gardening kits although you have not negotiated agreements with any suppliers or

commenced development of your urban gardening kits beyond the concept stage. We note that you have a limited operating history with only nominal revenues (approximately $5,764) since inception through March 31, 2010. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply.

Security Ownership of Certain Beneficial Owners and Management, page 28

3. We note your statement that your disclosures are as of March 31, 2010 and August 2, 2010. Please provide the most current information as of the most recent date practicable.

Legal Proceedings, page 30

4. We reviewed your response to comment 24 in our letter dated July 16, 2010 but were unable to locate your revised disclosure regarding the events described in Item 401(f)(7) and (8) of Regulation S-K. Please revise or advise.

Recent Sales of Unregistered Securities, II-1

5. We note your response to comment 28 in our letter dated July 16, 2010. However, the subscription agreement you have filed appears to be related to the present offering as it references your prospectus on file with us. Please file the subscription agreement in connection with your private placement as an exhibit to your registration statement.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551- 3513 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director